UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 000-52073
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610, Lisle, Illinois 60532-3642

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants and Plan Administrator
SXC Health Solutions, Inc. 401(k) Plan
Lisle, Illinois:
We have audited the accompanying statements of net assets available for benefits of the SXC Health Solutions, Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SXC Health Solutions, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As described in note 2 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as of January 1, 2008.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Chicago, Illinois
December 22, 2009

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Investments, at fair value	$13,398,565	9,030,013
Cash	221,739	164

Receivables:
Participant contributions	97,854	52,569
Employer contributions	168,075	66,757

	265,929	119,326

Total assets	13,886,233	9,149,503

Liabilities:
Excess contributions	109,215	12,579

Net assets available for benefits, at fair value	13,777,018	9,136,924
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	190,035	3,133

Net assets available for benefits	$13,967,053	9,140,057

See accompanying notes to financial statements.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Interest and dividends	283,832	574,781
Net depreciation in value of investments	(5,730,911)	(110,767)

Contributions
Participant	2,565,113	1,449,937
Rollover	153,280	351,842
Employer	947,865	402,608

	3,666,258	2,204,387

Merger with another qualified plan (note 4)	7,874,934	—

Total additions	6,094,113	2,668,401

Deductions from net assets attributed to:
Benefits paid to participants	1,260,562	620,432
Administrative expenses	6,555	10,401

Total deductions	1,267,117	630,833

Net increase	4,826,996	2,037,568
Net assets available for benefits, beginning of year	9,140,057	7,102,489

Net assets available for benefits, end of year	$13,967,053	9,140,057

See accompanying notes to financial statements.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(1)	Description of the Plan

The following description of the SXC Health Solutions, Inc. 401(k) Plan (the Plan) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of SXC Health Solutions, Inc. (the Company). Through July 31, 2007, employees were eligible to participate upon completion of six consecutive months of service and attaining the age of 21. Effective August 1, 2007, the Plan was amended and restated to allow immediate participation upon attaining the age of 21, as further discussed at note 11. The Plan also implemented auto enrollment for eligible participants. Participants may opt out of this program once enrolled. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

The Plan is funded by voluntary contributions of participants and matching and discretionary profit sharing contributions of the Company. Participants may contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified employee benefit plans. The Company did not make or accrue any discretionary profit sharing contributions to the Plan for the years ended December 31, 2008 and 2007. Effective August 1, 2007, the Plan was amended to allow after-tax Roth contributions, as further discussed in note 11.

(c)	Investment Options

Participants must direct their salary deferral contributions and the Company’s contributions into a variety of investment funds, including the common stock of the Company, made available and determined by the plan administrator. Participants may change their investment options at any time.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s matching and discretionary profit sharing contributions, and an allocation of plan earnings and administrative expenses. Prior to January 1, 2008, the Company’s matching contribution was allocated based on 50% of the first 4% of compensation that a participant contributes to the Plan. Effective January 1, 2008, the Plan was amended to increase the Company’s matching contribution to 50% of the first 5% of compensation that a participant contributes to the Plan, in conjunction with the merger discussed further at note 4. The Company’s discretionary profit sharing contribution is allocated based on a ratio of each participant’s compensation to total compensation for all participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(e)	Vesting

Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions becomes 100% vested after three years of service. In the event of death, disability, or retirement at designated ages, participants become fully vested.

(f)	Payment of Benefits

On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installments over a specified period of time, payments under an annuity contract, or a direct rollover distribution. Hardship withdrawals are also permitted by the Plan.

(g)	Participant Loans

Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest ranging from 4.00% to 10.25%. Principal and interest are paid through payroll deductions over a period not to exceed five years, unless for the purchase of a primary residence. Related interest income totaled $9,525 and $4,815 for the year ended December 31, 2008 and 2007, respectively.

(h)	Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan. Administrative expenses paid by the Company totaled approximately $15,500 and $21,000 for the year ended December 31, 2008 and 2007, respectively.

(i)	Forfeitures

At December 31, 2008 and 2007, unallocated plan assets resulting from forfeited nonvested accounts totaled approximately $62,100 and $3,300, respectively. These accounts will be used to reduce future Company matching contributions. Forfeitures of approximately $19,000 and $12,600 were used to reduce Company matching contributions during 2008 and 2007, respectively.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on the contract value basis.

(b)	Fair Value Measurements

The Plan’s policy is to report investments at fair value. Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value and was adopted by the Plan, effective January 1, 2008. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include the following:
•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common/Collective Funds: Valued at fair value based on market value of underlying investments.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instrument could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008 and 2007:

	Plan investments at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$202,678	—	—	202,678
Mutual funds	11,825,303	—	—	11,825,303
Common/collective funds	—	1,177,126	—	1,177,126
Participant loans	—	—	193,458	193,458

Investments, at fair value	$12,027,981	1,177,126	193,458	13,398,565

	Plan investments at fair value as of December 31, 2007
	Level 1	Level 2	Level 3	Total
Common stocks	$28,901	—	—	28,901
Mutual funds	8,606,769	—	—	8,606,769
Common/collective funds	—	344,974	—	344,974
Participant loans	—	—	49,369	49,369

Investments, at fair value	$8,635,670	344,974	49,369	9,030,013

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008:

Balance, beginning of year	$49,369
Purchases, sales, issuances, and settlements (net)	144,089

Balance, end of year	$193,458

(c)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Unrealized gains or losses from appreciation or depreciation of investments are recognized as increases or decreases in net assets available for benefits.

(d)	Use of Estimates

In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who had elected to withdraw from the Plan as of December 31, 2008 and 2007 but were not paid until the following plan year were $221,693 and $0, respectively.

(3)	Investments

The following table presents the fair value of the investments in the Plan. Investments are held by the Plan Trustee, Merrill Lynch Bank & Trust Co., FSB, as of December 31, 2008 and 2007. Individual investments representing more than 5% of the Plan’s net assets as of December 31, 2008 and/or 2007 are separately identified.

	2008	2007
Merrill Lynch Bank & Trust Co., FSB:
Mutual funds:
BlackRock Large Cap Value Fund	$1,346,834	860,868
Davis New York Venture Fund	1,229,418	1,465,623
Thornburg International Value Fund	1,169,927	884,563
Goldman Sachs Mid Cap Value Fund	1,039,317	952,677
Van Kampen Equity and Income Fund	1,005,558	797,222
JPMorgan Government Bond Fund	868,449	429,703
The Managers Bond Fund	865,369	273,666
Colombia Marisco 21st Century Fund	795,542	599,786
Aberdeen Small Cap Fund	535,836	622,914
Other mutual funds	2,969,053	1,719,747
Common/collective funds:
Merrill Lynch Retirement Preservation Trust*	1,177,126	344,974
Common stock:
SXC Health Solutions, Inc.*	202,678	28,901
Participant loans*	193,458	49,369

	$13,398,565	9,030,013

*	Party-in-interest investments.
During the year ended December 31, 2008, the Plan’s investments appreciated (depreciated) in value as follows:

Mutual funds	$(5,768,150)
Common stock	37,239

$(5,730,911)

During the year ended December 31, 2007, the Plan’s investments in mutual funds depreciated in value by $110,767.
(4)	Plan Merger and Amendment

Effective May 1, 2008, the Plan was amended for the merger of the National Medical Health Card Systems, Inc. 401(k) Savings Plan, another qualified defined contribution plan sponsored by the Company, into the Plan. In conjunction with the merger, the Plan was also amended to increase the Company’s matching contribution to 50% of the first 5% of compensation that a participant contributes to the Plan, effective January 1, 2008. Interested parties should refer to the plan amendment for a more complete description of the changes.

(5)	Income Tax Status

Effective January 1, 2004, the Plan adopted a non-standardized form of a prototype plan sponsored by Automatic Data Processing Federal Credit Union. The prototype plan received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status, and the prototype plan’s opinion letter had been relied upon by the Plan through July 31, 2007. As discussed in Note 11, the Plan was amended and restated to adopt a non-standardized form of a prototype plan sponsored by Merrill Lynch, Pierce Fenner & Smith Incorporated, effective August 1, 2007. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status, and the prototype plan’s opinion letter has been relied upon by the Plan. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.

On January 1, 2007, the Plan adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. At the date of adoption, and as of December 31, 2008 and 2007, the Plan does not have a liability for unrecognized tax benefits. The adoption of FIN 48 had no impact on the financial statements of the Plan.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances.

(7)	Market Risk

The value of the Plan’s investments is subject to market risk associated with potential fluctuations in the values of the underlying securities. As a result of recent volatility in the financial markets, fluctuations in the market value of the Plan’s investments could be material to the financial statements.

(8)	Related-Party Transactions

Plan investments are managed by the Plan Trustee, Merrill Lynch Bank & Trust Co., FSB. In addition, plan investments were managed by State Street Bank & Trust Company and JPMorgan Chase Bank, the former trustees of the Plan prior to August 1, 2007. Transactions with the plan trustees qualify as party-in-interest transactions. Administrative expenses paid to these related parties totaled $6,555 and $10,401 for the years ended December 31, 2008 and 2007, respectively. Certain investments of the Plan are investment vehicles offered by, or through affiliates of, the plan trustees.

(9)	Reconciliation of Audited Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and contributions from these financial statements to the Form 5500. The reconciliation items are a result of the fact that the 2008 and 2007 Form 5500s were prepared on the cash basis rather than the accrual basis, as required by U.S. generally accepted accounting principles. Additionally, the 2008 and 2007 Form 5500s report fully benefit-responsive collective funds at fair value, rather than contract value, as required by U.S. generally accepted accounting principles.

	2008	2007
Net assets available for benefits — financial statements	$13,967,053	9,140,057
Participant contributions receivable	(97,854)	(52,569)
Employer contributions receivable	(168,075)	(66,757)
Excess contributions	109,215	12,579
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(190,035)	(3,133)

Net assets available for benefits — Form 5500	$13,620,304	9,030,177

Year ended
December 31,
2008
Net investment loss — financial statements	$5,447,079
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	3,133
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	190,035
Add losses related to excess contributions liability at December 31, 2008	42,006

Investment loss — Form 5500	$5,675,987

Participant contributions — financial statements	$2,565,113
Add amounts receivable at December 31, 2007	52,569
Less amounts receivable at December 31, 2008	97,854
Less excess contributions liability at December 31, 2007	12,579
Add excess contributions liability at December 31, 2008, net of related losses	151,221

Participant contributions — Form 5500	$2,658,470

Employer contributions — financial statements	$947,865
Add amounts receivable at December 31, 2007	66,757
Less amounts receivable at December 31, 2008	168,075

Employer contributions — Form 5500	$846,547

Year ended
December 31,
2007
Investment income — financial statements	$464,014
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,133

Investment income — Form 5500	$460,881

Participant contributions — financial statements	$1,449,937
Add amounts receivable at December 31, 2006	35,102
Less amounts receivable at December 31, 2007	52,569
Add excess contributions liability at December 31, 2007	12,579

Participant contributions — Form 5500	$1,445,049

Employer contributions — financial statements	$402,608
Add amounts receivable at December 31, 2006	8,834
Less amounts receivable at December 31, 2007	66,757

Employer contributions — Form 5500	$344,685

Benefits paid to participants — financial statements	$620,432
Add excess contributions liability at December 31, 2006	15,503

Benefits paid to participants — Form 5500	$635,935

(10)	Changes in Plan Trustee

Effective January 1, 2007, the Plan’s trustee was changed from State Street Bank and Trust Company to JPMorgan Chase Bank. The Plan’s trustee was changed from JPMorgan Chase Bank to Merrill Lynch Bank & Trust Co., FSB, effective August 1, 2007.

(11)	Plan Amendments

Effective August 1, 2007, the Plan was amended and restated to adopt a non-standardized form of a prototype plan sponsored by Merrill Lynch, Pierce Fenner & Smith Incorporated. In conjunction with this change, all plan assets at August 1, 2007 were transferred to Merrill Lynch Bank & Trust Co., FSB, who was appointed the new trustee of the Plan. Under the provisions of the amended and restated plan document, employees are immediately eligible to participate upon attaining the age of 21.

Effective August 1, 2007, the Plan was amended to allow participants to elect to make Roth 401(k) contributions to the Plan, allowing participants to make after-tax contributions and receive tax-free qualified distributions of these contributions and their respective earnings.

Effective August 18, 2007, the Plan was amended to allow for automatic enrollment of all eligible employees at a default pre tax deferral contribution of 3% of eligible compensation.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2008
(SCHEDULE H, LINE 4i)
EMPLOYER IDENTIFICATION NUMBER: 75-2578509
PLAN NUMBER: 001

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost	value
	Mutual Funds (held by Merrill Lynch Bank & Trust Co., FSB)*
	BlackRock	BlackRock Large Cap Value Fund	**	$1,346,834
	Davis Funds	Davis New York Venture Fund	**	1,229,418
	Thornburg	Thornburg International Value Fund	**	1,169,927
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	**	1,039,317
	Van Kampen	Van Kampen Equity and Income Fund	**	1,005,558
	JPMorgan	JPMorgan Government Bond Fund	**	868,449
	Managers Funds	The Managers Bond Fund	**	865,369
	Colombia	Colombia Marisco 21st Century Fund	**	795,542
	Thornburg	Thornburg Core Growth Fund	**	690,575
	Fidelity Investments	Fidelity Advisor Leveraged Co. Stock Fund	**	570,396
	Aberdeen	Aberdeen Small Cap Fund	**	535,836
	BlackRock	BlackRock Global Allocation Fund	**	459,887
	Victory	Victory Small Company Opportunity Fund	**	412,673
	American Funds	American Funds Capital Word Growth & Income Fund	**	323,429
	Seligman	Seligman Communications & Information Fund	**	162,263
	Natixis Funds	Loomis Sayles Strategic Income Fund	**	135,141
	JennisonDryden	Jennison Small Company Fund	**	91,767
	Lazard	Lazard Emerging Markets Portfolio	**	67,107
	Pimco	Pimco Real Return BD FD CLA	**	37,920
	OppenheimerFunds	Oppenheimer Small & Mid Cap Value Fund	**	17,895
	Common/Collective Funds (held by Merrill Lynch Bank & Trust Co., FSB)*
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	**	1,177,126
	Common Stock (held by Merrill Lynch Bank & Trust Co., FSB)*
*	SXC Health Solutions, Inc.		**	202,678
*	Participant Loans	Interest at 4.00% to 10.25%	**	193,458

				$13,398,565

All current values above represent the fair value for the respective investment.

*	Represents a party in interest.

**	Cost information omitted with respect to participant- or beneficiary-directed investments.
See accompanying independent auditors’ report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, SXC Health Solutions, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2009	SXC HEALTH SOLUTIONS, INC. 401(k) PLAN By: SXC HEALTH SOLUTIONS, INC.
	By:	/s/ Jeffrey Park
		Name:	Jeffrey Park
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm